Exhibit 99.3
AUG 17, 2010 ï TRANSCRIPT
Investor Presentation with Management — Webcast
Operator:
Good day, ladies and gentlemen. Thank you for standing by. Welcome to the PotashCorp special announcement conference call.
At this time all call-in participants are in a listen-only mode. Following the presentation we will conduct a question-and-answer session. (Operator Instructions) I would like to remind everyone that this conference is being recorded on Tuesday, August 17, at 8.30 a.m. Eastern time.
I will now turn the conference over to Denita Stann, Senior Director, Investor Relations. Please go ahead.
Denita Stann — Potash Corporation of Saskatchewan Inc. — Senior Director, IR:
Good morning. Thank you for joining us on such short notice. In the room with us today we have Bill Doyle, our President and Chief Executive Officer; Wayne Brownlee, our Executive Vice President and Chief Financial Officer; and Joe Podwika, Senior Vice President, General Counsel, and Secretary.
I would like to remind everyone that today’s call may include forward-looking statements. Such forward-looking statements are given as of the date of this call and involve risks and uncertainties. A number of factors and assumptions were applied in the formulation of such a statement and actual results could differ materially.
For additional information with respect to forward-looking statements, factors, and assumptions we direct you to our news release and our most recent Form 10-K. You may also find on our website a reconciliation of certain non-GAAP financial measures to the most directly comparable GAAP measures. We have posted a slide presentation on our website at www.PotashCorp.com which we will be referencing during this presentation.
I will now turn the call over to Bill Doyle and Wayne Brownlee for some comments and then we will go to questions.
Bill Doyle — Potash Corporation of Saskatchewan Inc. — President & CEO:
Denita, thank you. And good morning, everyone, and thank you for joining us today. Let me began on slide four.
As you saw in the press release we issued earlier this morning, PotashCorp’s Board of Directors has received and unanimously rejected an unsolicited proposal from BHP Billiton to enter into a transaction under which BHP would acquire PotashCorp for $130 per share in cash. PotashCorp’s Board thoroughly reviewed BHP’s unsolicited proposal with the assistance of its independent

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financial and legal advisers. Together we concluded that the BHP proposal grossly undervalues PotashCorp and fails to reflect both the value of our premier position in a strategically vital industry and our unparalleled future growth prospects. Accordingly, the Board determined that it is not in the best interest of PotashCorp’s shareholders for PotashCorp to enter into discussions with BHP.
By way of background let me spend a minute outlining how we got to where we are today. Included in the press release we issued this morning was a letter we sent to the chairman of BHP. Our letter was in response to a proposal made by BHP on August 12.
Following its comprehensive review of the proposal, the Board decided that the opportunistic timing of BHP’s approach and the grossly inadequate offer price did not provide a constructive basis for negotiation. In the interest of transparency we believe it is critical for our shareholders to be aware of this aggressive attempt to acquire PotashCorp for significantly less than its intrinsic value. Therefore, we made the determination to proactively disclose the details.
Now turning to slide five, I would like to take a few minutes to explain how our Board came to the conclusion to reject BHP’s proposal. There are several key reasons that influence the Board’s unanimous conclusion. To begin, BHP’s proposal fails to reflect PotashCorp’s prospects for continued growth in shareholder value creation.
As we have for the last two decades, our Board and management team are working diligently to position the Company for continued and even greater success. Following the global downturn we believe we are on the verge of an inflection point where potash demand is expected to return to historical trendline growth with tightened supply and improved pricing. PotashCorp is poised to deliver strong earnings growth as agricultural fundamentals continue to strengthen and demand for our products, and potash in particular, is on the rise.
We have and continue to make strategic investments in potash capacity which we believe uniquely position us to capture a disproportionate share of demand growth. We are, simply put, a uniquely valuable asset. We are the premier global producer with unparalleled potash assets in an industry characterized by substantial barriers to entry, few producers, and no known product substitutes. It’s an enviable position to be in and we have taken steps to become even stronger.
We have also continued to make strategic equity investments in important regions like China, Chile, Jordan, and Israel. There is no question that we have an unmatched ability to meet the needs of North American customers as well as those of growing offshore potash markets.
Let’s turn now to slide six. Of course, valuation is a major factor the Board considered. The Board determined that the proposal is grossly inadequate as it fails to reflect the strategic importance, scarcity value, and quality of PotashCorp’s assets and competencies. In short, the value proposed by BHP does not even come close to reflecting the intrinsic value of PotashCorp.
Clearly, there is strong and tangible interest in the current value and tremendous growth potential in our industry. Recent consolidation activity as well as other potential transactions, such as Agrium’s bid two days ago for AWB in Australia, demonstrate the opportunity that major industry players see in the agricultural space and are anxious to capitalize on.
BHP’s proposed premium is only 16% over PotashCorp’s August 16, 2010, closing stock price. Importantly, we believed this premium is particularly low given that our stock price does not adequately reflect our business fundamentals which are just emerging from the recent downturn.

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Furthermore, BHP is attempting to transfer the value inherent in PotashCorp to its shareholders at the expense of our own shareholders.
We believe the timing of the BHP proposal is highly opportunistic and is an ill-disguised attempt to exploit an anomaly in the equity market valuation of PotashCorp. In fact, we believe that BHP intentionally launched its proposal just as the fertilizer industry is emerging from an unprecedented demand decline associated with the severe global downturn in order to seize the value that PotashCorp is poised to create.
Finally, we are confident that given the demand growth and gross margin potential anticipated in the months and years ahead the BHP proposal would deliver substantially less value to PotashCorp’s shareholders than the continued execution of our strategic plan.
Now I would like to begin discussing some of the key factors supporting the Board’s rejection. As we discussed on our second-quarter earnings call a few weeks ago, our results demonstrated that rising global demand for food is creating a strong operating environment for the fertilizer industry. The increase in food consumption is illustrated on slide eight.
Tight grain and oilseed inventories along with supportive prices for crop commodities led farmers in most growing regions to pursue the economic opportunity that comes with increased production and return to the practice of replenishing essential nutrients in their soils. Volumes for our core nutrient were nearly five times the level they were in the same quarter last year as almost every major potash market moved closer to historical consumption patterns.
The unique potential of PotashCorp is re-emerging. We are beginning to see gross margin improvements and increased contributions from our equity investments in other global potash producers. We believe a strong foundation has been re-established and that fertilizer buyers and food producers around the world are preparing to take on the significant challenge of meeting food demand in the months and years ahead.
With these early results and the science of soil fertility as our foundation, we believe these trends will translate to our bottom line.
As you will see on slides nine and 10, global grain inventories remain historically low resulting in crop prices well above historical averages. This provides a clear incentive for farmers to maximize crop production and fertilizer usage which improves demand for our products. Even with the potential for a record crop in the United States the corn stocks to use ratio is projected to be at its lowest level in seven years.
Pressure on global supply has driven up future prices for corn, soybeans, and wheat by 10% to 40% since the end of the second quarter, further improving farm economics from already supportive levels. In this environment farmer returns are expected to be near record levels. As you will see on slide 11, North American corn farmers are anticipating their second-highest annual returns since 2007 with many crops in other regions also expected to approach historical highs.
We believe that no other company is better positioned to capitalize on these growth opportunities. With our world-class assets and unmatched earnings growth potential we are confident that PotashCorp can deliver significantly greater value to its shareholders than BHP’s inadequate proposal.

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Indications strongly point to the fertilizer market, and in particular potash, being on the verge of an inflection point that will trigger a powerful period of growth. Slide 12 shows rising crop prices, improving producer shipments, and falling potash inventories clearly demonstrating that we have turned the corner. We believe this is a precursor to improved supply/demand dynamics that are expected to again challenge producers to keep up with farmer needs.
Turning now to slide 13, you can see that 2009 was atypical for our business with our customers on the sidelines like other consumers around the world. But in the food production business you can’t stay on the sidelines for long. The scientific need for our products, particularly potash, which is known as the quality nutrient, cannot be denied.
2010 is a recovery year for us and we expect global potash consumption will reach approximately 50 million tonnes, a significant rebound from less than 30 million tonnes in 2009. Keep in mind we believe this level of demand will be reached without the full engagement of China which has been hindered by weather this spring. With pressure on crop production leading to significant imports of soybeans and the first meaningful imports of corn since 1996, we anticipate that China’s consumption will return to historical levels by 2011.
With all key markets reengaged, we expect that demand will return to the historical trend of at least 55 million tonnes in 2011 and that does not factor in the necessary restocking of the global supply chain. If the appetite for restocking returns, this estimate could be low as the distribution chain is at least 5 million tonnes light.
The BHP offer is timed at a point when our stock price did not reflect the inherent value of our business and before our earnings begin to fully reflect the upswing we are seeing in global potash shipments. Let’s turn now to slide 14.
With demand returning to the historical trend line in 2011, potash operating rates are expected to rise and with that we anticipate an improved pricing environment. With limits on other competitors’ capabilities, we expect there will be demand for our potash expansions. This means more tonnes to serve our customers in a better pricing environment.
Slide 15 illustrates that we have made and continue to make investments to capture the opportunity that lies ahead. Our commitment to expanding our capabilities is unmatched in the industry and provides tremendous future value for our shareholders. With 3.5 million tonnes of operating capability that has already been paid for and another 5.9 million tonnes coming down the pipe we will nearly double our operating capability between 2005 and 2015. BHP’s proposal does not appropriately compensate shareholders for the unmatched ability we have to meet the growing needs of our customers.
And now I would like to turn the call over to Wayne, who will continue our discussion. Wayne?
Wayne Brownlee — Potash Corporation of Saskatchewan Inc. — EVP & CFO:
Thanks, Bill, and good morning, everybody. As you can see on slide 16, our operational capabilities are a unique competitive differentiator making us the premier company with the greatest opportunities for earnings growth. We believe that our shareholders deserve to be adequately compensated for this position and the growth opportunity we see ahead.

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In addition to our own capacity in Canada, when you later in the additional opportunities we gained through our equity positions in China, Chile, Jordan, and Israel you will see that PotashCorp is positioned to capture a disproportionate share of the industry’s growth and the chart on slide 18 shows that the market value of our strategic equity investments is not reflected in our current stock price.
On slide 19 you will see that PotashCorp is uniquely valuable asset. PotashCorp is the premier global producer with unparalleled potash assets in an industry characterized by substantial barriers to entry, very few producers, and no known product substitutes. Because of its unique characteristics, including world-class potash assets, growth potential, high-quality phosphate and nitrogen operations, and an attractive portfolio of equity investments, PotashCorp should command a superior control premium.
Opportunities like PotashCorp are few and far between. If you go to slide 20, I want to read you a quote by BHP’s CEO who said — We should step back to our strategy that says we really only want a very large, low-cost, export-oriented business and then only on certain products. If we pass all the things in the market through that set of filters, really you will find that there is not that many of these types of assets that we want trades on.
BHP was also quoted as saying opportunities to acquire Tier 1 assets in low-risk regions, well positioned to serve the Asian markets do not come around very often. You can see on slide 21 PotashCorp is one of only two widely held potash companies in the world, and if you add in the additional criteria of being low cost we are the only door into the potash space.
Turning now to slide 22, PotashCorp is the number one producer of potash in the world with 20% of the world’s capacity at our operations in Canada, a region widely considered to be one of the most politically stable in the world. People often underestimate the value of operating in such an environment and it’s hard to put a price tag on that.
Another unique feature is the barriers to entry in potash. There are only 12 countries that produce potash. The construction of a greenfield mine in Saskatchewan is estimated to take, and on a very conservative basis, a minimum of seven years including ramp up. We estimate the cost, including infrastructure and potential deposit purchases, could exceed CDN 4 billion for 2 million tonnes of potash capacity. The BHP proposal fails to adequately compensate Potash shareholders for our premier position in a strategically vital industry, recognizing the scarcity of the types of assets that we have.
Slide 23 shows that our nitrogen and phosphate assets are also world-class. In fact, they are probably the most attractive of all of our competitors; our nitrogen assets in Trinidad and our high-quality permitted phosphate rock reserves in Aurora.
Slide 24 speaks about our brownfield position. While our brownfield projects are all justified under current pricing, that is not the case for greenfield opportunities. In fact, we believe potash prices would need to be roughly double current levels to provide a justifiable return for new entrant. This underscores the incredible value of our brownfield projects which can be completed at a significant discount, both time and cost, relative to greenfields. Our own shareholders deserve to realize that value and it should not be transferred to the holders of BHP.

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Turning to slide 25, we believe it is clear that the BHP proposal represents a wholly inadequate premium for control. At $130 per share BHP’s proposal is for a premium of only 16% relative to PotashCorp’s closing price yesterday. This implied premium does not take into consideration PotashCorp’s unique position as the premier producer of potash, an industry with great characteristics.
We have the greatest growth potential in the industry and this chart demonstrates that as compared to other marquee Canadian resource transactions the premium proposed by BHP for this high-quality asset is woefully inadequate. Again, the chart on slide 26 further illustrates that we are uniquely positioned to maximize the opportunity in our industry. While our operating rates fell to unprecedented levels during the recent global economic downturn, we are now returning to higher operating rates. In this environment we anticipate the opportunity for pricing improvements and with the greatest opportunity out of anyone in our industry to improve volumes over time we expect PotashCorp will capture the greatest benefits of any company in our sector.
Finally, turning to slide 27, you can see that our ability to capture greater volumes in an improved pricing environment is extremely powerful for PotashCorp shareholders. While this is not a forecast, it is conceivable that by 2015 if we are utilizing our full operational capability of 17 million tonnes this could exceed $10 billion EBITDA for potash alone. And this ignores the additional earnings of our phosphate and nitrogen businesses as well as the other benefits that we will get from our offshore investments in other potash businesses.
We believe that our earnings potential is unmatched within the industry and it is our shareholders who deserve to reap these rewards. I will now turn it back to Bill.
Bill Doyle — Potash Corporation of Saskatchewan Inc. — President & CEO:
All right, thanks, Wayne. Before opening up the call to take your questions let me briefly recap. In closing, I hope you can now appreciate that our Board carefully and thoroughly considered the BHP proposal. For all of the reasons we have reviewed on the call this morning our Board determined it is grossly inadequate.
We have outstanding prospects for continued growth and shareholder value creation. PotashCorp is a unique asset and we firmly believe at the Company’s intrinsic value is far greater than the value proposed by BHP.
Thank you for joining us on the call this morning and for your interest in our company. I will now turn the call over to the operator who will take the questions as time permits.
Operator:
(Operator Instructions) Vincent Andrews, Morgan Stanley.

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Vincent Andrews — Morgan Stanley — Analyst:
Thank you and good morning, everyone. I guess a couple of quick questions. The first would be what would it take to get you to enter into discussions with BHP?
Bill Doyle — Potash Corporation of Saskatchewan Inc. — President & CEO:
All right, Vincent, what I would tell you is we won’t speculate on a price. I can tell you we are simply looking after the best interests of our shareholders.
Operator:
Jeff Zekauskas, JPMorgan.
Jeff Zekauskas — JPMorgan — Analyst:
Good morning. In your press release pertaining to a shareholder rights plan you put the plan in place so that you might have sufficient time to develop alternatives to enhance shareholder value including competing transactions that might emerge. Does competing transactions that might emerge include transactions in which Potash might buy another company in order to enhance shareholder value?
Bill Doyle — Potash Corporation of Saskatchewan Inc. — President & CEO:
Well, I can tell you we are always looking for ways to enhance shareholder value. There is no question about that. The shareholder rights plan, we are very well advised and what I would say is the rights plan is a very prudent course to protect our shareholders.
Operator:
PJ Juvekar, Citi.
PJ Juvekar — Citi — Analyst:
Good morning, Bill. This deal has been talked about for a long time. So do you think the Jansen mine was more of a smokescreen to get ready for this bid? And given this offer, do you think the Jansen project goes ahead?
Bill Doyle — Potash Corporation of Saskatchewan Inc. — President & CEO:
PJ, what I would say is I do think the Jansen project has been a smokescreen, a charade so to speak, and we have talked about this in the past. We have talked about it on previous quarterly calls when I was asked. I think you asked a question six months ago, PJ. We clearly saw through it and we think now that our shareholders will see through it as well.

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Operator:
Mark Gulley, Soleil Securities.
Mark Gulley — Soleil Securities — Analyst:
Good morning, Bill. I am kind of wondering whether or not you are at a point yet where you are considering forming a special committee of the Board of Directors to handle this matter on a go-forward basis.
Bill Doyle — Potash Corporation of Saskatchewan Inc. — President & CEO:
You know, Mark, we will determine that at the appropriate time.
Operator:
Edlain Rodriguez, Gleacher & Co.
Edlain Rodriguez — Gleacher & Company — Analyst:
So was this the first time that BHP approached you, because going back to the end of 2008, 2009 did they ever approach you at that time?
Bill Doyle — Potash Corporation of Saskatchewan Inc. — President & CEO:
Good morning, Edlain. This was the first time. We met last week. We received, obviously, their written proposal at that time which we immediately took to the Board and we have made our comments on it well-known this morning.
Operator:
David Silver, Bank of America Merrill Lynch.
David Silver — Bank of America Merrill Lynch — Analyst:
Good morning. My question would be related to I guess the other stakeholders that might be — have an interest here. So can you discuss what the provincial government’s interests might be here and whether they have a say or they have influence in situations such as this? And if BHP’s bid was unsolicited does that mean that they likely did not discuss it or get any kind of approvals or understandings from the provincial government or any other stakeholders that you think are relevant in this type of situation? Thank you.

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Bill Doyle — Potash Corporation of Saskatchewan Inc. — President & CEO:
David, you know, we really can’t say what BHP did or didn’t do. I hesitate to speculate on what the government might do. I can assure you the government would be an interested party. That I know for sure.
Operator:
Catharine Sterritt, Scotia Capital.
Catharine Sterritt — Scotia Capital — Analyst:
Good morning. I wondered if you could expand upon your decision to disclose the proposal. It didn’t appear as if at this stage that BHP had given any indication that they might go directly to the shareholders with a bid but you chose not to try and negotiate with them.
Bill Doyle — Potash Corporation of Saskatchewan Inc. — President & CEO:
Yes, Catharine, what I would say is we are a very well-known company for transparency. And in the interest of transparency and after very careful consideration our Board determined to proactively disclose BHP’s proposal to the shareholders. I think it’s very critical for all of our shareholders to be aware of BHP’s aggressive attempt to acquire the Company for significantly less than the intrinsic value.
Operator:
[Stephanie Lang], JPMorgan.
Unidentified Participant:
I just want to understand the dynamic here. So you were approached by BHP at $130 and do you just consider it and I would say you didn’t make — arrange a platform or anything to have some sort of formal negotiation consideration, kind of feel them out, get a sense of how much more there was in their approach?
Bill Doyle — Potash Corporation of Saskatchewan Inc. — President & CEO:
What I would say is this unsolicited proposal we received so grossly undervalues the Company — I mean it’s so far beyond opportunistic that it really was not a constructive basis for negotiation. We are focused on highlighting the value inherent in our company and that is it.
Operator:
Tony Robson, BMO Capital.

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Tony Robson — BMO Capital Markets — Analyst:
Mr. Doyle, thank you. Good morning. Given your answer in terms of the first question regarding PotashCorp’s intrinsic value, do I take it to believe that you would always see the long-term value for PotashCorp shareholders better off as it currently is rather than consider any bids being made? Thank you.
Bill Doyle — Potash Corporation of Saskatchewan Inc. — President & CEO:
Tony, I am not saying that we are opposed to a sale, but what I am saying is we are opposed to a steal of the Company.
Operator:
PJ Juvekar, Citi.
PJ Juvekar — Citi — Analyst:
Quickly, you said that the current price of the replacement value or replacement cost price is close to double the current price, so I am just trying to understand. That would put that price close to $700 which seems a little higher than what you said previously. Is that correct?
Also what is the construction cost per ton for a mine like that?
Bill Doyle — Potash Corporation of Saskatchewan Inc. — President & CEO:
PJ, I am going to ask Wayne to take that question.
Wayne Brownlee — Potash Corporation of Saskatchewan Inc. — EVP & CFO:
Well, I think that we have shown and I would refer people to our presentation in New York in May when we talked about different pricing thresholds that would be required to justify a greenfield project. Of course, it depends on your various economic assumptions.
But I think that you can say that we came to the conclusion in New York and we remain of that view that under current pricing that greenfield is not a viable proposition. We were quite clear with that to the investment community and I think that you can take from BHP’s actions over the last week that they have reached the same conclusion.
Denita Stann — Potash Corporation of Saskatchewan Inc. — Senior Director, IR:
We will have time for just one more call at this point.

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Operator:
Duncan McKeen, Macquarie Capital.
Duncan McKeen — Macquarie Research — Analyst:
I think my question has been partly answered, but I just — I see a lot of similarities actually between potash and, say, uranium where uranium is also controlled from Western Canada. You have got Cameco kind of positioned similar to yourselves within the market.
What I am asking is would the Canadian government actually allow a take out of PotashCorp? Because I know in the case of Cameco foreign ownership is restricted to 15%. Just wondered if you could comment on that, thanks.
Bill Doyle — Potash Corporation of Saskatchewan Inc. — President & CEO:
I really can’t speak to what the government might or might not do. I am not privy to their thought process, but we know what we are going to do and that is where we focused. So thanks very much.
Denita Stann — Potash Corporation of Saskatchewan Inc. — Senior Director, IR:
Thank you all for joining us on the call today.
Operator:
Ladies and gentlemen, this concludes the conference call for today. Thank you for participating. Please disconnect your lines.

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Important Information
This transcript is neither an offer to purchase nor the solicitation of an offer to sell any securities. PotashCorp will file a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) within 10 business days following the commencement of an offer to purchase. Investors and security holders of PotashCorp are urged to read the solicitation/recommendation statement and any other relevant documents filed with the SEC (when available), because they will contain important information.
Investors and security holders may obtain a free copy of the solicitation/recommendation statement and other documents that PotashCorp files with the SEC (when available) through the website maintained by the SEC at www.sec.gov and through the website maintained by PotashCorp at www.potashcorp.gov. In addition, the solicitation/recommendation statement and other documents filed by PotashCorp with the SEC (when available) may be obtained from PotashCorp free of charge by directing a request to Potash Corporation of Saskatchewan Inc., 122 — 1st Avenue South, Suite 500, Saskatoon, Saskatchewan, Canada S7K 7G3, (306) 933-8500.